March 1, 2007

BY EDGAR

David R. Humphrey

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Rural/Metro Corporation
Form 10-K for the year ended June 30, 2006 Filed September 22, 2006 File No. 000-22056

Dear Mr. Humphrey:

Reference is made to the Annual Report on Form 10-K (the “Form 10-K”), filed September 22, 2006, by Rural/Metro Corporation, a Delaware corporation (“Rural/Metro”). This letter is being submitted by Rural/Metro in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made by letter dated February 16, 2007. For your convenience, each of the numbered paragraphs and headings in this letter corresponds to the original numbered paragraphs and headings in the Staff’s comment letter.

Form 10-K for the year ended June 30, 2006

Note (1) The Company and its Significant Accounting Policies

Net Revenue, page 76

1.

Rural/Metro provides hands-on healthcare services through paramedics and emergency medical technicians (“EMTs”) to patients who require emergency and non-emergency medical care. Rural/Metro’s paramedics and EMTs provide medical treatment on scene or within a moving ambulance on route to a hospital or other medical facility. Rural/Metro’s state and nationally certified paramedics and EMTs are licensed medical professionals who are trained to render the full spectrum of emergency medical care services (e.g., intravenous injections and cardiac defibrillation) needed to stabilize and move patients from the scene of a medical crisis to an appropriate health care facility. In addition, basic medical care and monitoring is provided during transport of patients in

9221 East Via de Ventura     Scottsdale, Arizona 85258

Phone (480) 994-3886    Fax (480) 606-3415

David R. Humphrey

March 1, 2007

non-emergency situations. Rural/Metro respectfully notes that our paramedics are required to complete more than 800 hours of training in advanced patient care assessment, pharmacology, cardiology and other clinical skills over and above their EMT training, and that EMTs complete 164 hours of training in basic first aid and emergency medical care services. The medical protocols followed by our paramedics and EMTs are developed through working with a physician advisory board established in each location. Our basic and emergency medical services are covered by Medicare, Medicaid, commercial insurers, and managed care plans, all of which recognize Rural/Metro as a provider of health care services. Over 90% of our revenues are derived from providing such services.

Rural/Metro respectfully notes that the AICPA’S Audit and Accounting Guide, Health Care Organizations (the “Guide”) states, “This Guide applies to organizations whose principal operations consist of providing or agreeing to provide health care services and that derive all or almost all of their revenues from the sales of goods and services.” As discussed above, Rural/Metro’s principal operations consist of providing health care services. Further, Rural/Metro derives all or almost all of its revenues from the sales of goods and services (as opposed to contributions and grants), as discussed in the Guide’s Basis for Conclusions par. 5-6. Therefore, Rural/Metro clearly is a healthcare organization within the scope of the Guide and, as such, is subject to the industry-specific revenue recognition guidance contained in the Guide, rather than the guidance in SEC Staff Accounting Bulletin (SAB) No. 104.

Under the Guide, Rural/Metro records gross revenues on an accrual basis at its established rates. Deductions from revenue are recorded for services provided to patients covered under contractual arrangements with third-party payers (e.g., Medicare, Medicaid, commercial insurers, etc.). Subsequent to initial recognition of revenues and receivables, Rural/Metro then evaluates collectibility of the receivables, and provides a provision for uncollectible accounts (bad debt expense) based on Rural/Metro’s history of collections. Rural/Metro believes its accounting is consistent with the interpretation and practices followed by most other providers of health care services based on the Guide and its predecessors (the 1990 and 1972 guides), and notes that in the Guide, the only mention of self-pay collectibility occurs in Exhibit 5-1 with respect to valuation of receivables and the related allowance for uncollectible accounts.

Rural/Metro also notes that its 911 contracts with governments and municipalities are not the types of contractual relationships that give rise to “contractual allowances,” as that term is defined in the Guide. Contractual allowances arise from arrangements in which third party payers agree to pay for healthcare services provided to specific patients. Under the 911 contracts, Rural/Metro is entitled to bill and collect payment from all

David R. Humphrey

March 1, 2007

patients, regardless of insurance status. Unlike patients that have Medicare/Medicaid coverage or received Rural/Metro’s services pursuant to an agreement between Rural/Metro and other third party payers, self-pay patients are not entitled to contractual allowances.

Accordingly, Rural/Metro believes that it has recognized revenue in accordance with the Guide and, therefore, in accordance with Generally Accepted Accounting Principles (“GAAP”) with respect to recognition, measurement and classification.

Rural/Metro also notes that the current version of the Guide is undergoing revision by a task force of the AICPA’s Health Care Expert Panel. As part of that proposed rewrite, considerations related to revenue recognition for self-pay patients will explicitly be addressed (currently, such considerations are not explicitly addressed), and are expected to incorporate concepts similar to those in SAB 104. Discussions between the Expert Panel and AcSEC on the self-pay revenue recognition topic began in April 2005 and continue to the present. In January 2007, AcSEC discussed whether determination of the amount of self-pay revenue for which collectibility is reasonably assured must be made on a case-by-case basis or if instead it would be permissible to record estimates based on applying a historical collection percentage to self-pay patients as a group. AcSEC was unable to reach a consensus and voted to refer the issue to the FASB for authoritative resolution. See AcSEC meeting highlights in Attachment A, attached hereto.

In connection with the Staff’s comment, Rural/Metro has evaluated its industry and related industry practices with respect to revenue recognition, measurement and classification. While Rural/Metro believes its current practice is in accordance with GAAP as prescribed under the Guide, Rural/Metro, in response to the Staff’s comment, would consider a change to the classification of estimated uncollectible amounts related to self-pay patients as proposed by the Staff on the basis of its preferability given industry practice and the direction of deliberations relating to proposed revisions of the Guide as discussed above.

Rural/Metro, with the Staff’s concurrence, would reflect such change in accounting policy in accordance with paragraph 7 of FAS No. 154.

Note (9) Long-Term Debt

12.75% Senior Discount Notes, page 90

2.

Within Rural/Metro’s current financial statements the interest expense associated with the 12.75% Senior Discount Notes (“Note”), which is currently paid-in-kind on a non-cash basis, is recorded as a debit to interest expense and a credit to the long-term principal

David R. Humphrey

March 1, 2007

balance of the Note. This non-cash interest expense will be accreted in this manner for the first five years of the Note, at which time the Note will have accreted up to $93.5 million. At the time of redemption, Rural/Metro will ensure that the cumulative accretion, which represents the difference between the face value and the initial value of the notes, is segregated as an operating cash outflow within Cash Flows From Operating Activities. The portion of the note payment related to the initial value of the Note will be recorded as a financing cash outflow within Cash Flows From Financing Activities.

Note 10 – Income Taxes, page 105

3.	Rural/Metro incurred substantial financial and taxable losses during the late 1990’s and early 2000’s and as a result generated significant Federal and state net operating losses. As these net operating losses are available to offset future taxable income and thereby avoid paying future cash tax payments, deferred tax assets were recorded within the financial statements. Additionally, deferred tax assets were established for other temporary differences that result in deductions when they reverse.

As required by GAAP, management assessed the recoverability of Rural/Metro’s deferred tax assets on a regular basis by reviewing factors of future profitability including last three years of financial performance. As a result of this analysis, management determined for fiscal 2000 through fiscal 2004, it did not meet the ‘more likely than not’ criteria that the assets would be realizable and, therefore, a full valuation allowance was recorded against the deferred tax assets. The valuation allowance was established due to significant negative evidence (primarily cumulative losses in prior years). The valuation allowance was not related to specific tax positions taken by Rural/Metro, either at the time the valuation allowance was established or in subsequent years.

Subsequently, during Rural/Metro’s fiscal 2005 review of its deferred tax assets realizability, there was significant positive evidence indicating that it was “more likely than not” that the related deferred tax assets would be realized.

Specifically, the Company had three years cumulative income in fiscal 2005. In addition, the Company considered other factors it deemed relevant, including the refinancing of its long-term debt in 2005, which furthered management’s belief that Rural/Metro would realize the value of such released assets, and management’s financial projections of continuing income in future years. Based on the totality of the relevant factors, management released a significant portion of the valuation allowance.

However, the valuation allowance related to certain deferred tax assets was not released. These deferred tax assets included:

•	The capital loss carryover of $37.8 million that expires primarily in fiscal 2007, equating to a $14.5 million valuation allowance.

•

Federal net operating losses related to ceased operations in Maryland. These operations have historically not been included in the Rural/Metro consolidated tax return, and Rural/Metro does not believe that realization of the benefits of the $30.5 million net operating loss carryover is more likely than not; thereby requiring an additional valuation allowance of $10.7 million.

David R. Humphrey

March 1, 2007

•

Various state net operating losses for jurisdictions where Rural/Metro no longer has business activity or where there is strong negative evidence that the losses will not be realized. Such negative evidence includes cumulative losses in prior periods and short carryforward periods. These state net operating losses required an additional valuation allowance of $8 million.

This remaining valuation allowance is evaluated each period to determine if there is new evidence to support realization of the underlying deferred tax assets. At this time, Rural/Metro does not anticipate reversing remaining components of the valuation allowance in subsequent periods.

Form 8-K filed February 12, 2007

4.	Rural/Metro has identified an internal control weakness surrounding the identification of certain accounting practice errors relating to its inventory, and has created a remediation plan. A material weakness is a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Rural/Metro has concluded that, as of June 30, 2006, it did not maintain effective controls over the completeness and accuracy of inventory. Specifically, Rural/Metro did not have effective review procedures to detect that certain durable medical supplies were improperly included in inventory. This control deficiency resulted in Rural/Metro announcing that it was restating the Company’s annual consolidated financial statements as of and for the years ended June 30, 2006, 2005, 2004, 2003 and 2002 and the interim consolidated financial statements for each of the quarters within the years ended June 30, 2006 and 2005. Additionally, this control deficiency could result in a material misstatement of inventory that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness.

David R. Humphrey

March 1, 2007

In an effort to remediate the material weakness described above, Rural/Metro will conduct and complete a review of its accounting practices for accounting for inventory and correct its method of accounting. Additionally, management intends to enhance its procedures related to the performance and analysis of periodic physical inventory counts to properly identify items that should be excluded from the inventory balance.

Rural/Metro intends to state in the Form 10-K, as amended, that, as a result of the material weakness in its internal control over its accounting for inventory that led to the restatement of its financial statements, its Chief Executive Officer and Chief Financial Officer have concluded that Rural/Metro’s disclosure controls and procedures were not effective as of June 30, 2006. Rural/Metro also intends to amend its Quarterly Reports on Form 10-Q for the periods ended March 31, 2006 and September 30, 2006, and in each such report it intends to state that as a result of the material weakness in its internal control over its accounting for inventory that led to the restatement of its financial statements, its Chief Executive Officer and Chief Financial Officer have concluded that Rural/Metro’s disclosure controls and procedures were not effective as of the end of the quarters to which each such Form 10-Q relates.

In response to the request of the Staff, Rural/Metro hereby acknowledges that:

(a) Rural/Metro is responsible for the adequacy and accuracy of disclosure in its filings with the Commission;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

(c) Rural/Metro may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to this response letter as promptly as practicable. If it would expedite your review in any way, please do not hesitate to contact me at (480) 606-3642.

Very truly yours,

/s/ Kristine B. Ponczak
Kristine B. Ponczak
Senior Vice President and Chief Financial Officer

David R. Humphrey

March 1, 2007

Enclosure

cc:	Jack E. Brucker

President and Chief Executive Officer

David R. Humphrey

March 1, 2007

ATTACHMENT A

See attached.

AcSEC Meeting January 9-10, 2007

AICPA Boardroom

AcSEC MEETING HIGHLIGHTS

All AcSEC members were in attendance. Other participants in the meeting were:

NPO Business Combinations Task Force – Martha Garner, chair, Gregg Capin, Rick Corcoran

GASB Conceptual Framework – Frank Crawford, Randy Roberts

Casino Guide Task Force - Karl Brunner, Chair, Rick Arpin, Tony McDuffie

Airline Guide Task Force – Bob Fenimore, Chair

Health Care Guide – Bill Titera, Rick Corcoran, Paul Drogosch, Martha Garner, Craig McKnight, Gordon Edwards and Bob Wright

AICPA staff: Dan Noll, Zachary Donahue, Mary Foelster (by phone), Fred Gill, Yelena Mishkevich, Renee Rampulla, Joel Tanenbaum

FASB staff: Russ Golden, Jeff Mechanick, Brian Stevens

NPO Mergers and Acquisitions Comment Letter

AcSEC discussed a draft comment letter on the FASB’s October 9, 2006 Exposure Draft of a proposed Statement of Financial Accounting Standards, Not-for-Profit Organizations: Mergers and Acquisitions. AcSEC approved the comment letter for issuance, subject to negative clearance of certain revisions.

NPO Goodwill Comment Letter

AcSEC discussed a draft comment letter on the FASB’s October 9, 2006 Exposure Draft of a proposed Statement of Financial Accounting Standards, Not-for-Profit Organizations: Goodwill and Other Intangible Assets Acquired in a Merger or Acquisition. AcSEC approved the comment letter for issuance, subject to negative clearance of certain revisions.

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GASB Conceptual Framework Elements Comment letter

AcSEC discussed a draft comment letter on the GASB’s August 14, 2006, Exposure Draft of a proposed Statement of Governmental Accounting Concepts, Elements of Financial Statements. AcSEC approved the comment letter for issuance, subject to chair’s clearance of certain revisions recommended by AcSEC.

Casino Guide Task Force

AcSEC reviewed chapters 4 “Loyalty and Incentive Programs”, Y “Long-Lived Asset Issues”, and X “Guarantees”, and Appendixes X – “Basis for Conclusion” and “Illustrative Guidance when Accounting for Guarantees” and had the following comments:

•

In the Loyalty and Incentive Programs, Chapter 4, AcSEC reviewed and accepted the revised changes to the chapter that clarified the distinction between discretionary and nondiscretionary, along with aligning the chapter’s discussion of the deferred revenue model and an immediate cost accrual model to the same discussion in the Airline Guide. AcSEC requested that the revised chapter be circulated among the AcSEC members after a number of minor clarifications suggested during the meeting were made.

•	AcSEC had no substantive comments on the Long-Lived Asset Issues, Chapter Y, and reviewed and cleared the chapter subject to minor revisions.

•

AcSEC reviewed revised changes to Guarantees Chapter X and noted that Appendix X, Basis for Conclusions, should be incorporated directly into the chapter, subject to minor revisions. AcSEC also suggested other minor revisions.

•

AcSEC completed their discussion on the Guarantee Illustrative Guidance, Appendix X. AcSEC agreed to include the tables in the accompanying Excel worksheet demonstrating the various calculations used in the illustrative examples. AcSEC deleted examples 3A, 4, revised example 7, and requested that additional illustrations be added to include the refinancing of debt with the same as well as a different lender. AcSEC also made other minor revisions and clarifications.

Airline Guide Task Force

AcSEC discussed revised drafts of chapters 1, “The Airline Industry,” 3, “Marketing, Selling, and Providing Transportation,” 5, “Employee Related Costs,” and 9, “Regional Airlines,” of a proposed revised Audit and Accounting Guide Audits of Airlines. AcSEC suggested a number of clarifications to these chapters.

In connection with other transaction fees, discussed in chapter 3 of the Guide, AcSEC indicated that airlines consider whether such fees qualify as separate revenue generating transactions under EITF Issue No. 00-21, “Accounting for Multiple Revenue Arrangements.” AcSEC also suggested that instead of classifying these fees as other operating revenue, that they be classified as passenger revenue and disclosed separately in the notes to the financial statements.

2

In connection with chapter 9 of the Guide, AcSEC reconsidered how regional carriers should account for payments received from their major airline partners for planned major maintenance activities. AcSEC questioned whether regional airlines should account for revenue related to planned major maintenance following FASB Technical Bulletin (FTB) 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, or consider the payments received as reimbursement of an executory cost as defined in FASB Statement No. 13, Accounting for Leases. One view was that, if the contract is clearly within the scope of FTB 90-1 (that is, reimbursement for maintenance is priced separately), the airlines should follow the FTB guidance. However, if the contract does not fall in the scope of FTB 90-1 (that is, maintenance is not priced separately), the airline may choose to treat maintenance as reimbursement of an executory cost under which revenue related to maintenance would be treated similar to supplemental rent and recognized on a straight-line basis. Some members of AcSEC were concerned that under this approach accounting would be driven not by the economic substance of the transaction but by contract provisions. Those AcSEC members believe that airlines should be given a choice of applying FTB 90-1 or treating maintenance as reimbursement of an executory cost regardless of whether maintenance is priced separately in the capacity purchase agreement. AcSEC plans to discuss this issue further at its next meeting.

In connection with contract origination activities addressed in chapter 9 of the Guide, AcSEC discussed whether there could be circumstances under which regional airlines that are required to defer revenue related to contract origination activities could defer the related costs. AcSEC requested that the Airline Task Force consider whether EITF 99-5, Accounting for Pre-Production Costs Related to Long-Term Supply Arrangements, is applicable to situations encountered by airlines. AcSEC also requested the Airline Task Force to consider whether accounting for contract origination activities could be analogized to outsourcing arrangements in which an outsourcer has to train its employees to provide services to a new client.

Health Care Guide Task Force

The Health Care Guide Overhaul Task Force discussed three topics with AcSEC: accounting and reporting for alternative investments and pooled investments, accounting and reporting for revenue from uninsured (self pay) patients, and the Preface of the Audit & Accounting Guide.

For the discussion on accounting and reporting for alternative investments and pooled investments, AcSEC requested the HC Guide Overhaul Task Force to discuss legal arrangements and look at real examples in practice and bring the discussion document back to a future meeting with AcSEC for further discussion.

For the discussion on accounting and reporting for revenue from uninsured (self pay) patients, after significant discussion on this topic, AcSEC agreed to refer the issue to FASB for authoritative resolution.

3

For the discussion on the Preface, AcSEC recommended leaving the wording of the scope and applicability portions of the Preface as it has been, but to add language that organizations with health care transactions consider following the guidance in the revised Guide unless higher level GAAP on point existed elsewhere.

Chair’s Report

The Chair reported the following:

•

The AcSEC chairman participated in the FASB’s public roundtable to discuss issues and ultimately consider whether the effective date of SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modification or Exchanges of Insurance, should be delayed. (FASB subsequently decided not to delay the effective date of SOP 05-1.)

•	Noted that AICPA staff is working on a few TPA Q&As related to FSP AAG INV-1 & SOP 94-4-1 and employee benefit plans.

4